UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA SUNERGY CO., LTD.
Full Name of Registrant

N/A
Former Name if Applicable

No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone
Address of Principal Executive Office (Street and Number)

Nanjing, Jiangsu 211100, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The registrant cannot file its annual report on Form 20-F for the year ended December 31, 2014 on or before the prescribed filing deadline of April 30, 2015 because the registrant is unable to finish preparing and reviewing its annual report on Form 20-F along with audited financial statements for the year ended December 31, 2014 by the prescribed filing deadline without unreasonable effort or expense. The registrant expects that it will file its annual report on Form 20-F along with its audited financial statements for the year ended December 31, 2014 within the fifteen-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Shiliang Guo	86 25	5276 6666
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter year that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations the registrant expects to report for the year ended December 31, 2014 will reflect significant changes from the registrant’s results of operations for the year ended December 31, 2013. Because the registrant has not completed the registrant’s financial statements, it is unable to provide a reasonable estimate of its results of operations for the year ended December 31, 2014. Accordingly, the registrant cannot at this time accurately estimate what significant changes will be reflected in its results of operations for the year ended December 31, 2014 compared to its results of operations for December 31, 2013. The registrant hereby incorporates by reference the discussion in relation to the results of operations for the year ended December 31, 2014 compared to year ended December 31, 2013 included in “Item 5. Operating and Financial Reviews and Prospects — Results of Operations — Year Ended December 31, 2014 Compared to Year Ended December 31, 2013” of the registrant’s annual report in Form 20-F to be filed.

CHINA SUNERGY CO., LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2015	By	/s/ Tingxiu Lu
		Name:	Tingxiu Lu
		Title:	Chairman and Chief Executive Officer